

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via E-mail
Richard B. Vilsoet
Secretary
Dycom Investments, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408

> **Re: Dycom Investments, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 28, 2012**
> **File No. 333-185746**

Dear Mr. Vilsoet:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your parent guarantor and your subsidiary guarantors may in certain circumstances be released from their obligations to guarantee the notes. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not generally be released from their guarantees. In particular, it appears that the release provisions with respect to the parent that appear in Section 11.06(a)(1) and 11.06(a)(4) of the Indenture mean that the guarantees may not be "full and unconditional" and therefore do not satisfy the requirements of Rule 3-10. Please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees.

Exhibits

2. Please file the articles of incorporation and the bylaws, or instruments corresponding thereto, for each of the guarantors. See Item 601(b)(3) of Regulation S-K.

3. We note that each of the opinions filed as Exhibits 5.3, 5.4, 5.7, 5.8 and 5.9 do not contain an opinion that the guarantor has the power to create the obligation. Please have each counsel revise the opinion accordingly. See Section II.B.1.e. of Staff Legal Bulletin No. 19.

Exhibit 5.1

4. Please remove the assumption in (f)(i) stating that the execution, delivery and performance by each of the Company and the Guarantors of the Opinion Documents have been duly authorized by all necessary action. See Section II.B.3.a. of Staff Legal Bulletin No. 19.

Exhibit 5.3

5. We note that in rendering its opinion, counsel relied upon a separate opinion letter dated June 6, 2011. Please advise as to the significance of the opinion letter.

6. We note paragraph (b) under "Assumptions," and that this assumption carves out the representation in opinion paragraph 2. However, it appears that the assumption in (b) is broader than your opinion relating to the Georgia Subsidiaries and Tennessee Subsidiaries in paragraph 2. Please have counsel revise the opinion to fully carve-out the Georgia Subsidiaries and Tennessee Subsidiaries from the assumption in paragraph (b).

7. Please remove the language under "Opinions" stating that the opinion is "based solely" on the Certificates of Existence.

Exhibit 5.5

8. Please have counsel delete the language in B-5 that its opinion in C-1 relies "exclusively on the Washington Certificate."

Exhibit 5.9

9. Please advise us as to the reason for the assumptions in paragraph (d) and paragraph (e) on page four. Alternatively, please delete the assumptions.

10. Please remove the assumption in paragraph (f) on page five. Counsel may not assume the authority of persons executing the documents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Robert C. Treuhold, Esq. (*via E-mail*)
        Shearman & Sterling LLP